UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐   Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Wandering Barman LLC

Legal status of issuer

　　　　Form
　　　　Limited Liability Company

　　　　Jurisdiction of Incorporation/Organization
　　　　New York

　　　　Date of organization
　　　　October 3, 2016

Physical address of issuer
1080 Wyckoff Avenue, Ridgewood, NY 11385

Website of issuer
https://www.wanderingbarman.com/

Current number of employees
The Company currently has four employees

	Most recent fiscal year-end December 31, 2019	Prior fiscal year-end December 31, 2018
Total Assets	$138,914	$71,342
Cash & Cash Equivalents	$90,366	$30,401
Accounts Receivable	$21,620	$17,612
Short-term Debt	$19,570	$8,211
Long-term Debt	$101,021	$14,403
Revenues/Sales	$205,714	$75,515
Cost of Goods Sold	$108,195	$34,487
Taxes Paid	$0	$0
Net Income	$2,578	$3,875



May 15, 2020

The Wandering Barman LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by The Wandering Barman LLC, a New York limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.wanderingbarman.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 15, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual

operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

The Wandering Barman LLC is a New York limited liability company, formed on October 3, 2016.

The Company is located at 1080 Wyckoff Avenue, Ridgewood, NY 11385.

The Company's website is https://www.wanderingbarman.com/

The information available on or through our website is not a part of this Form C-AR.

The Company conducts business in New York and New Jersey.

The Company produces handcrafted, bottled cocktails with natural, quality ingredients and spirits. The Company's single serving cocktails are sold to bars, restaurants, venues, liquor stores and more.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when evaluating the Company.

Certain Investors Prohibited By Law
POTENTIAL INVESTORS WHO ARE UNDER THE AGE OF TWENTY-ONE OR WHO HOLD AN INTEREST IN A BUSINESS THAT SELLS ALCOHOL AT RETAIL (E.G., A RESTAURANT, BAR, GROCERY STORE, AND/OR WINE OR LIQUOR STORE) OR HAVE BEEN CONVICTED OR PLEAD GUILTY TO A FELONY MAY BE PROHIBITED BY LAW FROM HOLDING AN INTEREST IN THE COMPANY.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company is controlled by its managers.
Roxane Mollicchi, Darren Grenia and Julian Mohamed hold all of the Company's voting rights.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Evolving alcoholic beverage control, tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration ("**FDA**"), the U.S. Departments of Agriculture, Commerce and Labor, as well as others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of alcoholic beverages and food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised alcoholic beverage control, tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are subject to governmental regulations affecting our alcoholic beverage products.
Federal, state and local laws and regulations govern the production and distribution of alcoholic beverages, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships

and various other matters. To operate our Company, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the FDA, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. These alcohol beverage control regulations relate to numerous aspects of daily operations, including relating to the production facility, production of alcoholic beverages, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize their products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of raw materials or ingredients for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight used in our products are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, and plastic packaging materials provided by third-party suppliers. We buy from a variety

of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Quality control plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands

or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employee(s) and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company may have violated state and federal securities laws in a prior offering of securities.
Since inception, the Company has sold an aggregate of $50,000 of simple agreements for future equity to an unaccredited investor. In connection with such sales, the Company may have violated New York and federal securities laws. If the Company was determined by a court or regulatory body with the required jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such

investor. If such investor exercised their rescission rights, the Company would have to pay to such investor an amount of funds equal to the purchase price paid by such investor plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investor a rescission right, have sufficient funds to pay the prior investor the amount required. In addition, if the Company violated the securities laws of the State of New York in connection with the prior offer and/or sale of its securities, New York state could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in such state.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company produces handcrafted, bottled cocktails with natural, quality ingredients and spirits. The Company's single serving cocktails are sold to bars, restaurants, venues, liquor stores and more.

Business Plan
The Company currently sells single-serve cocktails to bars, restaurants, liquor stores and other venues. The Company is growing and intends to expand into a new facility that will allow the Company to increase volume capacity and production along with providing the Company with a space to build an on-site tasting room. The venue expansion will allow the Company to increase its production, reach new market segments, and meet growing demand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bottled Cocktails	Handcrafted, natural, and sustainable high quality cocktails.	Business to business. We sell our cocktails through our distributor to busy restaurants, bars, liquor stores and venues with a millennial crowd or cocktail savvy patrons. Our products are currently distributed in New York and New Jersey.

Competition
The Company's primary competitors are other companies producing premium cocktails.

We have identified competitors such as "On The Rocks," a company based in Texas focused on premium offerings in liquor stores and a few key hotels, and "BTL SVC," a company in California focused on classic premium offerings in liquor stores. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known and established competitors.

Customer Base
As of this Form C-AR, our sales are exclusively business-to-business. We sell our cocktails through our distributor to busy restaurants, bars, liquor stores and venues with a millennial crowd or cocktail savvy patrons. Our end-consumer is most often a young, savvy drinker, looking for quality cocktails at the right price. A majority of our customers are millennials seeking experience driven purchases.

Supply Chain
We are supplied our ingredients and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property
The Company's brand name is trademarked.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87392568	IC 033. US 047 049. G & S: alcoholic beverages, except beer; spirits; prepared alcoholic cocktails; alcoholic cocktail mixes; alcoholic extracts, bitters, syrups and essences IC 035. US 100 101 102. G & S: Wholesale, retail, and on-line retail store services and distributorship services featuring beverages, namely, alcoholic beverages, spirits and cocktails	The Wandering Barman	March 30, 2017	August 22, 2017	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. Alcoholic beverage control laws, or "liquor laws," will restrict certain actions by the Company. For example, liquor laws do not permit a wholesaler to sell directly to consumers and so the Company must sell its products through licensed distributors. In addition, the Company is subject to several regulations and strict monthly reporting. These laws and regulations are subject to change.

Licenses

Licensor	Licensee	Description of Rights Granted	Effective Period
New York State Liquor Authority	The Wandering Barman LLC	Distiller "B-1" License	August 17, 2017 – July 31, 2020

Regulatory Approval
The Company is dependent on the following regulatory approval(s):

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Alcoholic Beverages	Department of the Treasury Alcohol and Tobacco Tax and Trade Bureau	Alcohol Processor and Warehouseman	March 13, 2017	August 9, 2017

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Roxane Mollicchi	CEO from inception. Went from the sole member to a Manager on 2/26/2020	As the CEO, Roxane is responsible for business development, hiring, accounting, and sales.	Bachelor's Degree in Fashion Business from Mod' Art International et Ecole d'art and University of Westminster
Darren Grenia	Consultant to the Company from inception until 1/15/2020. Joined the Company on 1/16/2020 as Head of Production and on 2/26/2020 as a Manager.	Owner/Manager at a bar 03/03/2015 - 01/15/2020; ran, operated and oversaw the front of house. As a consultant and then as the Head of Production, Darren is responsible for our products and product management.	Thornton High School, Denver, CO
Julian Mohamed	Consultant to the Company from inception until 1/15/2020. Joined the Company on 1/16/2020 as Head of Operations & Strategy and on 2/26/2020 as a Manager.	Owner/Manager at a bar 03/03/2015 - 01/15/2020; ran, operated and oversaw the back of house. As a consultant and then as the Head of Operations & Strategy, Julian is responsible for our brand development and expansion.	BA Business Studies - University of North London (Now Metropolitan University)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has four employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Membership Interest
Amount Outstanding	100%
Voting Rights	Members holding interests have voting rights in the Company.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Not applicable.
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	Approximately 94%; assuming all convertible securities converted at a $5 million pre money valuation inclusive of such security.

Type of Security	Simple Agreements for Future Equity (SAFE)
Amount Outstanding/Face Value	$50,000
Voting Rights	None.
Anti-Dilution Rights	None.
Other Material Terms	25%-30% discount; $3,000,000 Valuation Cap.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Managers may authorize the issuance of more SAFEs, which would dilute the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	Approximately 1.67%; assuming all convertible securities converted at a $5 million pre money valuation inclusive of such security.

Type of Security	Units of Crowd SAFE
Amount Outstanding/Face Value	$169,282
Other Material Terms	For additional material terms please see below.
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	Approximately 4.23%; assuming all convertible securities converted at a $5 million pre money valuation inclusive of such security.

Conversion Upon the First Equity Financing
Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Units of Crowd SAFE are convertible at the option of the Company, into "CF Shadow Series Securities", which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Units of Crowd SAFE in any future financing.

If the Company elects to convert the Units of Crowd SAFE upon the first Equity Financing following the issuance of the Units of Crowd SAFE, the Crowd SAFE holder will receive the number of CF Shadow Series Securities equal to

the greater of the quotient obtained by dividing the amount the Crowd SAFE holder paid for the Units of Crowd SAFE (the "**Purchase Amount**") by:

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Units of Crowd SAFE (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per security of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Units of Crowd SAFE at a later date, even if the Company does not choose to convert the Units of Crowd SAFE upon the first Equity Financing following the issuance of the Units of Crowd SAFE.

Conversion After the First Equity Financing
If the Company elects to convert the Units of Crowd SAFE upon an Equity Financing after the first Equity Financing following the issuance of the Units of Crowd SAFE, the Crowd SAFE holder will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an IPO of the Company or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Crowd SAFE holder will receive, at the option of the Crowd SAFE holder, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Securities equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's capital securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) common securities reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Crowd SAFE holder immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Crowd SAFE holders and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Crowd SAFE holder will receive, at the option of the Crowd SAFE holder, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of the most recently issued securities of the Company equal to the Purchase Amount divided by the First Financing Price. Securities granted in connection therewith shall have the same liquidation rights and preferences as the securities issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Units of Crowd SAFE terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally

available for distribution with equal priority among the Crowd SAFE holders, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Units of Crowd SAFE terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Units of Crowd SAFE) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series to the Crowd SAFE holders pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Crowd SAFE holders pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Units of Crowd SAFE have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place.

Anti-Dilution Rights
The Units of Crowd SAFE do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Crowd SAFE holder may eventually have in the Company.

Restrictions on Transfer
Any Units of Crowd SAFE sold pursuant to Regulation CF being offered may not be transferred by any Crowd SAFE holder of such Units of Crowd SAFE during the one-year holding period beginning when the Units of Crowd SAFE were issued, unless such Units of Crowd SAFE are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Crowd SAFE holder or the equivalent, to a trust controlled by the Crowd SAFE holder, to a trust created for the benefit of a member of the family of the Crowd SAFE holder or the equivalent, or in connection with the death or divorce of the Crowd SAFE holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

In addition to the foregoing restrictions, prior to making any transfer of the Units of Crowd SAFE or any securities into which they are convertible, such transferring Crowd SAFE holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Crowd SAFE holder may not transfer the Units of Crowd SAFE or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms of the Units of Crowd SAFE
- The Company does not have the right to repurchase the Units of Crowd SAFE.
- The Units of Crowd SAFE do not have a stated return or liquidation preference.

The Company has the following debt outstanding:

Type of Debt	Loan
Amount Outstanding	$15,000
Interest Rate	11.5%
Amortization Schedule	Every 17th of the month starting August 17, 2018
Description of Collateral	Security interest in all assets of the Company; personally guaranteed
Other Material Terms	So long as this loan is outstanding, the Company covenants and undertakes, that, in each case, without the prior written consent of the lender, the Company will not make, or permit, any material change in (a) the Company's organizational documents, (b) the nature of the Company's business as carried on at the date this loan was entered into, or (c) the ownership structure or interests in the Company's business during the term of the loan.
Maturity Date	July 25, 2025

Type of Debt	Loan
Amount Outstanding	$50,000
Interest Rate	0%
Amortization Schedule	Twelve equal monthly instalments of $834 commencing on October 20, 2019, and thereafter twelve equal monthly installments of $3,334 starting on October 20, 2020, provided, however, that the final installment be $3,318.
Description of Collateral	Personal guarantee
Other Material Terms	May be pre-paid without penalty

Type of Debt	Loan
Amount Outstanding	$65,000
Interest Rate	10%
Amortization Schedule	Thirty five equal monthly payments beginning on November, 1, 2019 and one additional final payment in the amount necessary to repay in full the outstanding principal accrued interest and any fees not yet paid.
Description of Collateral	Personal guarantee
Other Material Terms	May be pre-paid without penalty

Please see the Notes to <u>Exhibit A</u> for additional information regarding the debt of the Company.

Ownership
The Company is currently wholly owned by its managers. The Company's manager are elected by the holders of the Company's membership interests ("**Membership Interests**"). Therefore, holders of convertible securities shall have no control over the management of the Company. Further, even in the event that the convertible securities convert into membership interests, there is no guarantee that the holders of such membership interest will have enough membership interests to elect a manager.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below, along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Roxane Mollicchi	Membership Interest	33.34%
Darren Grenia	Membership Interest	33.33%
Julian Mohamed	Membership Interest	33.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Wandering Barman LLC (the "**Company**") was formed on October 3, 2016 under the laws of the State of New York, and is headquartered at 1080 Wyckoff Avenue, Ridgewood, NY 11385. The Company sells handcrafted, bottled cocktails to bars, restaurants, venues, and liquor stores. The Company is currently profitable and intends to increase profitability through its expansion.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from the revenue selling the Company's products and from the proceeds of two loans and the Regulation CF offering to help with the Company's expansion into a new venue.

Liquidity and Capital Resources
The Company is currently profitable. The Company currently does not have any additional outside sources of capital other than the revenue from the Company's products.

Capital Expenditures and Other Obligations
The Company plans to open a bigger production space with an on-site bar and tasting room, with a total buildout estimated at $200,000.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties
Please see <u>Exhibit A</u> for management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Intended Exemption from Registration Used
Units of Crowd SAFE	$169,282 worth of Units of Crowd SAFEs	169,282 units of Crowd SAFEs	Expansion into new venue	November 5, 2019	Regulation CF
Membership Interests	66.66% of the Company's Membership Interests	Two Membership Interests	Issued in exchange for services provided	February 26, 2020	Section 4(a)(2)
SAFE*	$50,000 worth of SAFEs	Two SAFEs	Equipment and inventory purchase	October 2017 - July 2018	Section 4(a)(2)

*Please see the Risk Factor entitled "*The Company may have violated state and federal securities laws in a prior offering of securities*" for risks related to the prior offering of the SAFEs.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Roxane Mollicchi
_____
(Signature)

Roxane Mollicchi
_____
(Name)

CEO, Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Roxane Mollicchi
(Signature)

Roxane Mollicchi
(Name)

CEO, Manager
(Title)

May 15, 2020
(Date)

/s/Darren Grenia
(Signature)

Darren Grenia
(Name)

Head of Production, Manager
(Title)

May 15, 2020
(Date)

/s/Julian Mohamed
(Signature)

Julian Mohamed
(Name)

Head of Operations & Strategy, Manager
(Title)

May 15, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A: Financials

EXHIBIT A

Financials

CERTIFICATION OF 2019 FINANCIAL STATEMENTS

I, Roxane Mollicchi, certify that:

1. the financial statements of The Wandering Barman LLC included in this Form are true and complete in all material respects; and

2. the tax return information of The Wandering Barman LLC included in this Form reflects accurately the information reported on the tax return for The Wandering Barman LLC for the fiscal year ended December 31, 2019.

THE WANDERING BARMAN LLC

By: _____
Name: Roxane Mollicchi
Title: Chief Executive Officer and Manager

Date: May 15, 2020

THE WANDERING BARMAN LLC

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018

THE WANDERING BARMAN LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$ 90,366	$ 30,401
Accounts receivable	21,620	17,612
Inventory	17,833	11,710
Total Current Assets	129,819	59,723
Fixed Assets		
Property, plant, and equipment	12,619	12,619
Accumulated depreciation	(3,524)	(1,000)
Total Fixed Assets	9,095	11,619
Total Assets	$ 138,914	$ 71,342
LIABILITIES AND MEMBERS' CAPITAL		
Current Liabilities		
Loan payable	$ 19,570	$ 597
Accrued interest	0	7,614
Total Current Liabilities	19,570	8,211
Long Term Liabilities		
Loan payable	101,021	14,403
Total Liabilities	120,591	22,614
MEMBERS' CAPITAL		
Member's capital	21,724	54,707
Additional Paid-In Capital - SAFEs	50,000	50,000
Retained earnings	(53,401)	(55,979)
Total Members' Capital	18,323	48,728
Total Liabilities and Members' Capital	$ 138,914	$ 71,342

THE WANDERING BARMAN LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	**2018**
Revenues	$ 205,714	$ 75,515
Cost of revenues	108,195	34,487
Gross profit (loss)	97,519	41,028
Operating expenses		
Rent	24,811	19,200
General and administrative	54,734	11,152
Sales and marketing	9,710	5,094
Depreciation	2,524	1,000
Total operating expenses	91,779	36,446
Net Operating Income (Loss)	5,740	4,582
Interest Expense	(3,162)	(707)
Net Income (Loss)	$ 2,578	$ 3,875

THE WANDERING BARMAN LLC
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Members' Capital	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Members' Capital
Balance as of January 1, 2018	$ 51,757	$ 30,000	$ (59,854)	$ 21,903
Member Contributions	2,950	0	0	2,950
Issuance of SAFEs	0	20,000	0	20,000
Net Income (Loss)	0		3,875	3,875
Balance as of December 31, 2017	54,707	50,000	(55,979)	48,728
Member Distributions	(32,983)	0	0	(32,983)
Net Income (Loss)	0	0	2,578	2,578
Balance as of December 31, 2018	$ 21,724	$ 50,000	$ (53,401)	$ 18,323

THE WANDERING BARMAN LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ 2,578	$ 3,875
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	2,524	1,000
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(4,008)	(16,532)
(Increase) Decrease in inventory	(6,123)	(8,392)
Increase (Decrease) in interest payable	(7,614)	7,614
Net cash used in operating activities	(12,643)	(12,435)
Cash Flows from Investing Activities		
Purchase of property and equipment	0	(12,619)
Net change in cash from investing activities	0	(12,619)
Cash Flows from Financing Activities		
Issuance of loans	105,591	15,000
Issuance of SAFEs	0	20,000
Member contributions	0	2,950
Member distributions	(32,983)	0
Net change in cash from financing activities	72,608	37,950
Net change in cash and cash equivalents	59,965	12,896
Cash and cash equivalents at beginning of period	30,401	17,505
Cash and cash equivalents at end of period	$ 90,366	$ 30,401

THE WANDERING BARMAN LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

THE WANDERING BARMAN LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on October 3, 2016. The Company partners with bars, restaurants, and venues, serving cocktails with speed and consistency. We combine our own bitters, syrups, and infusions with quality spirits to create original cocktails. The Company's headquarters are in Ridgewood, New York. The company began operations in 2017.

Since Inception, the Company has relied on contributions from owners, the issuance of Simple Agreements for Future Equity ("SAFEs") and securing loans to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with SAFEs (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $90,366 and $30,401 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling cocktails. The Company's invoices are generally on a Net 30 basis. For years ending December 31, 2019 and 2018 the Company recognized $205,714 and $75,515 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $21,620 and $17,612 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists of materials to make products as well as finished products and is stated at the lower of cost or net realizable value. As of December 31, 2019 and 2018 the Company had $17,833 and $11,710 in inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use

software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of property and equipment. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2019 and 2018 the Company had $9,095 and $11,619 in net fixed assets.

NOTE 4 – DEBT

On July 17, 2018 the Company entered into an agreement with Brooklyn Cooperative for a loan amount of $15,000. This loan has an APR of 11.50% and has a total of 84 payments over 7 years. The loan is paid back monthly with principal and interest, the total paid each month is $261. The loan matures on 07/17/2025.

On August 27, 2019 the Company entered into an agreement with BCNA's Microloan Fund for Immigrants and Refugees in the amount of $65,000 with an APR of 10%. This loan will be repaid over the course of 36 month or 3 years. The loan will be repaid monthly including principal and interest beginning on November 1, 2019 and ending on October 31, 2022.

On September 25, 2019 the Company entered into an agreement with Hebrew Free Loan Society, Inc. for $50,000. The loan is interest free and will be repaid in installments of $834 starting on October 20, 2019 and on the 20th day of each subsequent month including September 20, 2020, following the first year the installments rise to $3,334 and will be paid each month until September 20, 2021, and on that day there will be a final payment of $3,318.

The following table shows principal repayments over the coming five years.

Year	Amount	
2020	$	41,242
2021		53,724
2022		19,470
2023		2,062
2024		2,062
Thereafter		2,031
Total	$	120,591

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – MEMBERS' CAPITAL

Members' Capital

Contributions or withdrawals from the Company by the members have been and will be accounted for on the balance sheet under "Members' Capital". As of December 31, 2019 and 2018, members' capital was $21,724 and $54,707.

Additional Paid-In Capital – SAFEs

Prior to 2018 the Company issued $30,000 in SAFEs. In 2018 the Company issued $20,000 in SAFEs. Upon a future equity financing (an "Equity Financing") equal to or more than $250,000, the SAFEs are convertible, into SAFE common units, which are securities identical to those issued in the Equity Financing other than with respect to: (i) the per unit liquidation preference and the Conversion Price for purposes of price-based anti-dilution protection, which will equal Conversion Price; and (ii) the basis for any dividend rights, which will be based on Conversion Price.

Upon conversion, the Company will issue to the investor a number of shares SAFE common units. The number issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $3,000,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the capital stock is sold times 80%) whichever generates the highest number of equities ("Conversion Price").

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases two spaces in New York under a lease that has a fixed duration. The first lease begins as of January 15, 2017 through February 25, 2020 and costs $840 per month. The second lease begins as May 1, 2019 through April 30, 2020 and costs $950 per month. Rent expense under this lease amounted to $19,200 for the year ended December 31, 2018.

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Issuance of SAFEs

In April 2020 the Company issued SAFEs totaling $169,281. The SAFEs are automatically convertible into common stock on the completion of an equity financing of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of

the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Management's Evaluation

Management has evaluated subsequent events through May 13, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.